Edible Garden AG Incorporated

283 County Road 519

Belvidere, NJ 07823

December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Edible Garden AG Incorporated Registration Statement on Form S-3 (File No. 333-291562)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Edible Garden AG Incorporated hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-291562), filed with the U.S. Securities and Exchange Commission on November 14, 2025, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time on December 8, 2025 or as soon thereafter as practicable.

If you have any questions or comments, please contact Margaret Rhoda of Harter Secrest & Emery at (585) 231-1267.

Very truly yours,

Edible Garden AG Incorporated

By:	/s/ James E. Kras
James E. Kras Chief Executive Officer